Exhibit 99.1

MEDTRONIC TO EXPAND HEART FAILURE PORTFOLIO WITH ACQUISITION OF HEARTWARE INTERNATIONAL

June 27, 2016 5:45 AM CT

Extends Clinical and Commercial Leadership Into

Growing Circulatory Support Sector

DUBLIN and FRAMINGHAM, Mass. – June 27, 2016 – Medtronic plc (NYSE: MDT), the global leader in medical technology, and HeartWare International, Inc. (NASDAQ: HTWR), a leading innovator of less-invasive, miniaturized circulatory support technologies for the treatment of advanced heart failure, today announced that the companies have entered into a definitive merger agreement under which Medtronic will acquire HeartWare in a transaction valued at approximately $1.1 billion. Under the terms of the agreement, Medtronic will commence a tender offer for all outstanding shares of HeartWare common stock for $58.00 per share, in cash. The boards of directors of both Medtronic and HeartWare have unanimously approved the transaction. The acquisition is expected to close during Medtronic’s second fiscal quarter ending Oct. 28, 2016, subject to the satisfaction of customary closing conditions.

Medtronic’s acquisition of HeartWare will expand Medtronic’s portfolio of diagnostic tools, therapies and services for patients suffering from heart failure, aligning with Medtronic’s Mission of alleviating pain, restoring health and extending life, and is in line with the Company’s strategy to surround the physician with innovative products while focusing on patients and disease states.

HeartWare’s flagship product, the HVAD® System, features the world’s smallest full-support ventricular assist device (VAD) and is designed to reduce surgical invasiveness, improve patient recovery times and enhance patient outcomes. In addition, HeartWare has multiple technologies in development designed to offer progressively less-invasive mechanical circulatory support options for patients with end-stage heart failure. Medtronic estimates that the global VAD market is approximately $800 million currently and worldwide is expected to grow in the mid-to-high single digits for CY16-17, and accelerate to high-single/low-double digits beyond CY17.

“The addition of HeartWare’s innovative portfolio adds to our expanding portfolio of diagnostics, therapeutics and services that address heart failure patients,” said Mike Coyle, executive vice president and president of the Cardiac and Vascular Group at Medtronic. “The team at HeartWare has established excellent relationships with its hospital customers and built a strong position and reputation in the marketplace. This transaction, once closed, will be a further, important step toward Medtronic offering a complete suite of solutions to address patient needs across the heart failure care continuum.”

“Medtronic is the worldwide leader in cardiovascular device technologies. Its expansive expertise in the development of implantable systems and battery technologies, patient monitoring, manufacturing, global regulatory policy and commercialization should help accelerate the development and introduction of our innovative pipeline products, and will expand access to our therapies and offerings to the sizeable heart failure population,” said Doug Godshall, president and chief executive officer, HeartWare. “Combining the unique capabilities of the HeartWare team, which has been entirely focused on mechanical support technologies, with the broad strength of the Medtronic organization provides a unique opportunity to enhance growth in the mechanical circulatory support market. All of our stakeholders, including customers, employees, shareholders, and most importantly, patients, will benefit meaningfully from this complementary combination.”

Heart failure, also known as congestive heart failure, is a condition or a collection of symptoms in which the heart isn’t pumping enough blood to meet the body’s needs. Heart failure usually develops slowly after an injury to the heart. Some injuries may include a heart attack, too much strain on the heart due to years of untreated high blood pressure, or a diseased heart valve, among others. Heart failure remains a leading cause of hospitalization and death in the United States, and its prevalence continues to increase, affecting more than five million people in the U.S. alone. The cost of heart failure is high. Healthcare expenditures in the U.S. on heart failure are estimated to be approximately $39 billion per year, making it one of the largest expenses to the healthcare system. With the aging of the population, Medtronic estimates that the number of patients with heart failure could exceed eight million by 2030.

“HeartWare’s HVAD System enhances the portfolio of our Cardiac & Vascular Group, a team with a proven track record of executing and a demonstrated ability to scale early stage concepts into large, sustainable end markets,” said Omar Ishrak, chairman and chief executive officer of Medtronic. “In addition, from a financial perspective, we are pleased to reach an agreement that meets our acquisition criteria of adding minimal to no net EPS dilution in the near-term, while at the same time creating strong, long-term expected returns for our shareholders.”

This acquisition supports Medtronic’s therapy innovation strategic priority. In collaboration with leading clinicians, researchers and scientists worldwide, Medtronic offers the broadest range of innovative medical technology for the interventional and surgical treatment of cardiovascular disease and cardiac arrhythmias. The company strives to offer products and services that deliver clinical and economic value to healthcare consumers and providers around the world.

This transaction is expected to meet Medtronic’s long-term financial metrics for acquisitions. Medtronic does not intend to modify its fiscal year 2017 revenue outlook or earnings per share (EPS) guidance as a result of this transaction, although it is expected to provide increased confidence in the company’s ability to deliver on its FY17 revenue growth outlook. In addition, Medtronic expects minimal to no net EPS dilution from this transaction for the first two years as the company intends to offset the expected dilutive impact. The acquisition is expected to be earnings accretive in year three. Medtronic intends to report results from the acquired HeartWare business as part of its Cardiac Rhythm & Heart Failure division within the Cardiac & Vascular Group.

Medtronic’s financial advisor for the transaction is J.P. Morgan Securities LLC, with Ropes & Gray LLP acting as legal advisor. HeartWare’s financial advisor is Perella Weinberg Partners LP, with Shearman & Sterling LLP acting as legal advisor.

About HeartWare International

HeartWare International Inc. (www.HeartWare.com) develops and manufactures miniaturized implantable heart pumps, or ventricular assist devices, to treat patients around the world suffering from advanced heart failure. Dedicated to developing new, minimally invasive technologies to revolutionize the treatment of patients with end-stage heart failure, HeartWare has multiple technologies in development to offer progressively less-invasive mechanical circulatory support options. HeartWare’s corporate headquarters are located in Framingham, Massachusetts, and the company has technology, operations, manufacturing and distribution centers in Miami Lakes, Florida; Arden Hills, Minnesota; and Hannover, Germany.

About Medtronic

Medtronic plc (www.medtronic.com), headquartered in Dublin, Ireland, is among the world’s largest medical technology, services and solutions companies – alleviating pain, restoring health and extending life for millions of people around the world.

Medtronic employs more than 85,000 people worldwide, serving physicians, hospitals and patients in approximately 160 countries. The company is focused on collaborating with stakeholders around the world to take healthcare Further, Together.

Important additional information will be filed with the U.S. Securities and Exchange Commission

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of HeartWare stock. Medtronic’s subsidiary has not yet commenced the tender offer for shares of HeartWare’s stock described in this announcement. The tender offer will be followed by a second-step merger. Upon commencement of the tender offer, Medtronic will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, HeartWare will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Medtronic, HeartWare, the transaction and related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Medtronic, its subsidiary and HeartWare through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain these documents by contacting the investor relations departments of Medtronic or HeartWare at their respective contact information included above or at investor.relations@medtronic.com or investors@HeartWare.com.

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between Medtronic and HeartWare, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, including meeting Medtronic’s long-term financial metrics for acquisitions, HeartWare’s products and product candidates, and other statements about Medtronic or HeartWare managements’ future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in Medtronic’s and HeartWare’s periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results. Medtronic and HeartWare caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Medtronic and HeartWare undertake no obligation to update or revise any of these statements.

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Medtronic Contacts:
Chris Garland
Public Relations
+1-952-905-6805

Ryan Weispfenning
Investor Relations
+1-763-505-4626

HeartWare Contact:
Christopher Taylor
Investor Relations
+1-508-739-0864